Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial Results for the Third Quarter of 2016

-Teleconference to be Held on Tuesday, November 29, 2016 at 8:00 am EST-

BEIJING, November 28, 2016 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL,“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the three and nine months ended September 30, 2016.

Highlights

▪	Net sales during the third quarter ended September 30, 2016 were RMB61.6 million or US$9.2 million.
▪	In the third quarter of 2016, sales of specialty films were RMB22.7 million or US$3.4 million or 36.8% of our total revenues as compared to RMB18.7 million or28.5% in the same period of 2015, which was an increase of RMB4.0 million.
▪	Our gross profit was RMB1.1 million or US$0.2 million for the third quarter ended September 30, 2016, representing a gross profit rate of 1.7%.
▪	Basic and diluted net loss per share was RMB1.03 or US$0.15 and RMB0.94 for the three-month period ended September 30, 2016 and 2015, respectively.

On November 22, 2016, a majority of the shareholders of the Company approve, in principal, a 1-for-4 reverse stock split of the Company’s authorized ordinary shares, accompanied by a corresponding decrease in the Company’s issued and outstanding ordinary shares and an increase of the par value of each ordinary share from $0.129752 to $US$0.519008, subject to an extraordinary meeting of shareholders to be held on December 5, 2016.

Third Quarter 2016 Results

Net sales during the third quarter ended September 30, 2016 were RMB61.6 million or US$9.2 million, compared to RMB65.7 million during the same period in 2015, representing a decrease of RMB4.1 million or 6.2%, mainly due to the reduction of average sales price by 5.9% arising from stronger competition in China and large reduction in prices of main raw materials. The reduction of average sales price caused a decrease of RMB3.8 million and the sales volume decrease caused a decrease of RMB0.3 million.

In the third quarter of 2016, sales of specialty films were RMB22.7 million or US$3.4 million or 36.8% of our total revenues as compared to RMB18.7 million or 28.5% in the same period of 2015, which was an increase of RMB4.0 million, or 21.4% as compared to the same period in 2015. The reduction in average sales price caused a decrease of RMB0.2 million and the increase in the sales volume caused an increase of RMB4.2 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended September 30, 2016		% of Total	Three-Month Period Ended September 30, 2015	% of Total
	RMB	US$		RMB
Stamping and transfer film	23,715	3,555	38.4%	26,156	39.8%
Printing film	7,173	1,076	11.7%	8,196	12.5%
Metallization film	1,634	245	2.7%	3,624	5.5%
Specialty film	22,666	3,399	36.8%	18,710	28.5%
Base film for other application	6,373	956	10.4%	8,984	13.7%

	61,560	9,231	100.0%	65,670	100.0%

Overseas sales were RMB11.4 million or US$1.7 million, or 18.4% of total revenues, compared with RMB16.1 million or 24.5% of total revenues in the third quarter of 2015. This is a decrease of RMB4.7 million. The decrease in average sales price caused a decrease of RMB1.4 million and the decrease in sales volume resulted in a decrease of RMB3.3 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended September 30, 2016		% of Total	Three-Month Period Ended September 30, 2015	% of Total
	RMB	US$		RMB
Sales in China	50,205	7,528	81.6%	49,568	75.5%
Sales in other countries	11,355	1,703	18.4%	16,102	24.5%

	61,560	9,231	100.0%	65,670	100.0%

Our gross profit was RMB1.1 million or US$0.2 million for the third quarter ended September 30, 2016, representing a gross profit rate of 1.7%, as compared to a gross profit rate of 5.8% for the same period in 2015. Correspondingly, gross profit rate decreased by 4.1 percent compared to the same period in 2015 mainly due to the reduction of average sales price.

Operating expenses for the third quarter ended September 30, 2016 were RMB12.7 million or US$1.9 million, which was RMB1.8 million, or 12.4% lower than the same period in 2015. This decrease was mainly due to decreased expenses on research and development.

Net loss attributable to the Company during the third quarter ended September 30, 2016 was RMB13.4 million or US$2.0 million compared to net loss attributable to the Company of RMB12.3 million during the same period in 2015, representing an increase in loss of RMB1.1 million compared with the same period in 2015.

Basic and diluted net loss per share was RMB1.03 or US$0.15and RMB0.94 for the three-month period ended September 30, 2016and 2015, respectively.

Total shareholders’ equity was RMB283.9million or US$42.6million as of September 30, 2016, compared with RMB319.7million as of December 31, 2015.

As of September 30, 2016, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Nine Months 2016 Results

Net sales during the nine-month period ended September 30, 2016 were RMB183.0 million or US$27.4 million, compared to RMB185.2 million, during the same period in 2015, representing a decrease of RMB2.2 million or 1.2%, mainly due to the reduction of average sales price by 4.8% arising from stronger competition in China together with a reduction in prices of main raw materials.

In the nine-month period ended September 30, 2016, sales of specialty films were RMB68.0 million or US$10.2 million or 37.1% of our total revenues as compared to RMB55.0 million or 29.7% in the same period of 2015, which was an increase of RMB13.0 million, or 23.6%as compared to the same period in 2015. The reduction of average sales price caused a decrease of RMB2.3 million and the increase in the sales volume caused an increase of RMB15.3 million.

Overseas sales during the nine months ended September 30, 2016 were RMB35.1 million or US$5.3 million, or 19.2% of total revenues, compared with RMB44.3 million or 23.9% of total revenues in the same period in 2015. This was RMB9.2 million lower than the same period in 2015.Thereduction in sales volume resulted in a decrease of RMB5.7 million and the decrease of average sales price caused a decrease of RMB3.5 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2016		% of Total	Nine-Month Period Ended September 30, 2015	% of Total
	RMB	US$		RMB
Sales in China	147,944	22,185	80.8%	140,853	76.1%
Sales in other countries	35,079	5,261	19.2%	44,302	23.9%

	183,023	27,446	100.0%	185,155	100.0%

Our gross profit was RMB12.3 million or US$1.8 million for the first nine months ended September 30, 2016, representing a gross profit rate of 6.7%, as compared to a gross loss rate of 2.0% for the same period in 2015. Correspondingly, gross profit rate increased by 8.7 percentage points. Our average product sales prices decreased by 4.8% compared to the same period last year while the average cost of goods sold decreased by 12.9% compared to the same period last year. Consequently, the amount of decrease in cost of goods sold was higher than that in sales revenue during the nine months ended September 30, 2016 compared with the same period in 2015, which resulted in an increase in our gross profit.

Operating expenses for the nine months ended September 30, 2016 were RMB42.2 million or US$6.3 million, compared to RMB36.4 million in the same period in 2015, which was RMB5.8 million or 15.9% higher than the same period in 2015. This increase is mainly due to depreciation charged to general and administrative expenses in the accounting period in which they are incurred as a result of lack of manufacturing from the third production line since April 2015 and increased allowance for doubtful accounts receivable.

On November 23, 2016, we announced receipt of a letter from Nasdaq Stock Market stating that since we have not regained compliance with Listing Rule 5550(a)(2) regarding our bid price, our ordinary shares will be delisted from the Nasdaq Capital Market. The letter further stated that unless we request an appeal of the staff’s determination, trading of our ordinary shares will be suspended at the opening of business on December 1, 2016. We have appealed the staff's determination to a Hearing Panel (the "Panel")." A hearing request will stay the suspension of our ordinary shares pending the Panel’s decision.

Conference Call Information

The Company will host a teleconference on Tuesday, November 29, 2016, at 8:00 a.m. EST / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following Conference ID: 10160. The replay will be available until December 29, 2016, at 11:59 p.m. EST.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei'sBOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the possible delisting of the Company’s ordinary shares from the NASDAQ Global Market; significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain main importing countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

MsXiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Vivian Chen
Investor Relations
CitigateDeweRogerson
Phone: +1-646-284-9427
Email: vivian.chen@citigatedr.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(amounts in thousands except share and per share value)

(Unaudited)

	September 30, 2016		December 31, 2015
	RMB	US$	RMB

ASSETS
Current assets
Cash and cash equivalents	15,679	2,351	14,355
Restricted cash	70,741	10,608	43,215
Accounts and bills receivable, net	22,595	3,388	10,046
Inventories	26,832	4,024	29,574
Advance to suppliers	8,220	1,233	5,640
Prepayments and other receivables	9,303	1,395	20,334
Deferred tax assets - current	1,799	270	1,438
Total current assets	155,169	23,269	124,602

Property, plant and equipment, net	421,571	63,218	431,021
Construction in progress	407	61	1,700
Lease prepayments, net	17,488	2,622	17,882
Advance to suppliers - long term, net	1,918	288	1,440
Long-term deposit	-	-	-
Other Assets	-	-	11,607
Deferred tax assets - non current	15,342	2,301	15,519

Total assets	611,895	91,759	603,771

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	45,000	6,748	-
Long-term loan, current portion	3,350	502	3,350
Due to related parties	120,680	18,097	143,080
Accounts payables	33,299	4,993	32,760
Notes payable	109,833	16,470	85,780
Advance from customers	2,617	392	2,247
Accrued expenses and other payables	7,321	1,098	8,682
Obligations under capital leases-current	-	-	302
Total current liabilities	322,100	48,300	276,201

Long-term loan	1,625	244	3,300
Deferred tax liabilities	5,098	764	5,406

Total liabilities	328,823	49,308	284,907

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	1,998	13,323
Additional paid-in capital	311,907	46,773	311,907
Statutory reserve	37,441	5,615	37,441
Retained earnings	(79,702)	(11,952)	(44,022)
Cumulative translation adjustment	961	146	1,049
Total shareholders’ equity	283,930	42,580	319,698
Non-controlling interest	(858)	(129)	(834)
Total equity	283,072	42,451	318,864
Total liabilities and equity	611,895	91,759	603,771

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
	2016		2015	2016		2015
	US$	RMB	RMB	US$	RMB
Net sales	61,560	9,231	65,670	183,023	27,446	185,155
Cost of sales	60,504	9,073	61,876	170,752	25,606	188,899

Gross profit (loss)	1,056	158	3,794	12,271	1,840	(3,744)

Operating expenses
Selling expenses	3,193	479	3,771	9,482	1,422	10,124
Administrative expenses	9,497	1,424	10,774	32,694	4,903	26,264
Total operating expenses	12,690	1,903	14,545	42,176	6,325	36,388

Operating loss	(11,634)	(1,745)	(10,751)	(29,905)	(4,485)	(40,132)

Other income (expense)
- Interest income	200	30	207	552	83	945
- Interest expense	(2,030)	(304)	(2,145)	(5,491)	(823)	(6,558)
- Others income (expense), net	26	4	530	(1,328)	(199)	4,982

Total otherexpense	(1,804)	(270)	(1,408)	(6,267)	(939)	(631)

Loss before provision for income taxes	(13,438)	(2,015)	(12,159)	(36,172)	(5,424)	(40,763)

Income tax benefit (expense)	10	1	(97)	492	74	(1,141)

Net loss	(13,428)	(2,014)	(12,256)	(35,680)	(5,350)	(41,904)

Net loss attributable to noncontrolling interests	-	-	(3)	-	-	(3)
Net loss attributable to the Company	(13,428)	(2,014)	(12,253)	(35,680)	(5,350)	(41,901)

Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to noncontrolling interest	(2)	-	(21)	(24)	(4)	(21)
- Foreign currency translation adjustments attributable to the Company	(9)	(1)	(55)	(88)	(13)	(104)

Comprehensive loss attributable to non-controlling interest	(2)	-	(24)	(24)	(4)	(24)
Comprehensive loss attributable to the Company	(13,437)	(2,015)	(12,308)	(35,768)	(5,363)	(42,005)

Loss per share, Basic and diluted	(1.03)	(0.15)	(0.94)	(2.73)	(0.41)	(3.21)
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(amounts in thousands except share and per share value)

(Unaudited)

	The Nine-Month Period Ended September 30,
	2016		2015
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(35,680)	(5,351)	(41,904)
Adjustments to reconcile net loss to net cash used in operating activities
- Depreciation of property, plant and equipment	32,122	4,817	33,659
- Amortization of intangible assets	393	59	393
- Deferred income taxes	(492)	(74)	1,141
- Bad debt (recovery) expense	1,670	250	(4,309)
-Inventory provision	(226)	(34)	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(14,219)	(2,132)	(3,350)
- Inventories	2,968	445	(10,655)
- Advance to suppliers	(2,580)	(387)	(1,520)
- Prepaid expenses and other current assets	79	12	(1,140)
- Accounts payable	540	81	3,025
- Accrued expenses and other payables	(1,450)	(217)	1,980
- Advance from customers	370	55	1,704
- Tax payable	10,952	1,642	(1,401)

Net cash used in operating activities	(5,553)	(834)	(22,377)

Cash flow from investing activities
Purchases of property, plant and equipment	(11,064)	(1,659)	(233)
Restricted cash related to trade finance	(27,521)	(4,127)	(2,455)
Advance to suppliers - non current	(478)	(72)	(376)
Amount change in construction in progress	1,293	194	(923)
Refund of long-term deposit	-	-	21,000

Net cash provided by (used in) investing activities	(37,770)	(5,664)	17,013

Cash flow from financing activities
Principal payments of bank loans	(1,675)	(251)	(1,675)
Proceeds from short-term bank loans	45,000	6,748	-
Proceeds from related party	(22,401)	(3,359)	15,510
Payment of capital lease obligation	(302)	(45)	(6,602)
Change in notes payable	24,053	3,607	2,727

Net cash provided by financing activities	44,675	6,700	9,960

Effect of foreign exchange rate changes	(28)	(67)	(47)

Net increase (decrease) in cash and cash equivalent	1,324	135	4,549

Cash and cash equivalent
At beginning of period/year	14,355	2,216	9,020
At end of period/year	15,679	2,351	13,569

SUPPLEMENTARY DISCLOSURE:
Interest paid	5,491	823	6,558
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	2,172	326	2,237
Obligations for acquired equipment under capital lease:	-	-	1,960